SatCon Technology Corporation
27 Drydock Avenue
Boston, MA  02210-2377

August 17, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Mr. Eric Atallah
                Staff Accountant

Re:          SatCon Technology Corporation
                Form 10-K for the year ended December 31, 2006
                File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007 (the “Form 10-K”), as set forth in a letter dated July 13, 2007 to David E. O’Neil (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements and Supplementary Data, page 51

Note I.  Redeemable Convertible Series A and Series B Preferred Stock and Convertible Subordinated Debentures, page 80

Series B Convertible Preferred Stock, page 81

Comment No. 1

Please refer to prior comment 1 and respond to the following:

•                  At the June 14, 2007 EITF meeting, the SEC Observer announced the SEC staff’s position that it will no longer accept liability classification for financial instruments (or host contracts) that meet the conditions for temporary equity classification under ASR 268 and EITF Topic D-98.  You should classify these financial instruments on the balance sheet between captions for liabilities and shareholder’s equity and apply the measurement guidance in EITF Topic D-98.  You should apply the SEC staff announcement prospectively to all affected financial instruments (or host contracts) that are entered into, modified, or otherwise subject to a remeasurement (new basis) event in your first fiscal quarter beginning after September 15, 2007.  Alternatively, you may retrospectively apply the guidance to all prior financial reporting periods in accordance with paragraphs 7-10 of SFAS 154.

•                  You classify the instrument as a liability and reflect the accretion and dividends as interest expense.  Please provide us with your analysis of whether the preferred shares are more akin to a debt instrument or an equity instrument, consistent with paragraphs 12 and 60 of SFAS 133.  You may also refer to EITF Topic D-109.

•                  Based upon the SFAS 133 analysis above, further discuss each of the features of the preferred shares and your evaluation of whether the feature is an embedded derivative and why, or why not, under SFAS 133 and EITF 00-19.  Your discussion should include, to the extent necessary, a discussion of the accounting method used for each feature, citing the appropriate accounting literature considered and applied.

Response to Comment No. 1

The Company has noted the Staff’s comment as it relates to the June 14, 2007 EITF meeting. Consistent with the transition guidance therein, to the extent that the Series B Preferred Stock is subject to a remeasurement event under EITF Topic D-98 or is otherwise modified, we will then classify the Series B Preferred Stock on our balance sheet between the captions for liabilities and shareholders’ equity beginning with our first quarter beginning after September 15, 2007.

With respect to the Staff’s inquiry as to the Company’s analysis of whether the preferred shares are more akin to a debt instrument or an equity instrument, consistent with paragraphs 12 and 60 of SFAS 133, the Company believes that the preferred shares are more akin to an equity instrument.  The analysis below details out the Company’s analysis of the preferred shares, and based upon this analysis further discusses each of the features of the preferred shares, evaluating whether the features are embedded derivatives under SFAS 133 and EITF 00-19:

Transaction Summary  Redeemable Convertible Series B Preferred Stock

Transaction Amount:	Up to $8,000,000 ($7,675,000 actually raised)
Issuable Securities:	Series B redeemable convertible preferred stock (“Series B Stock”) and Stock Purchase Warrant (“Warrant”)
Issuance Price:

Each $5,000 invested will receive one (1) share of Series B Stock plus a Warrant to purchase up to 800 shares of the Company’s common stock at a per share exercise price of $3.32 (currently at $2.93 per share due to anti-dilution features).

Key Terms of Series B Stock

Stated Value:

$5,000 per share, conversion price $2.50 per share (currently at $1.94 per share due to anti-dilution features)

Dividends:

 6% per annum, cumulative, increasing to 8% per annum cumulative on October 1, 2005.

Dividend payments may be settled semi-annually in cash or stock at the option of the Company.  If the Company elects to pay the dividend in shares of common stock, the Company will issue a number of shares of common stock equal to the quotient of the dividend payment divided by the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which was initially $2.50.

Liquidation Value:

$5,000 per share plus accrued and unpaid dividends owing.  After payment of the full liquidation preference amount, the holders of the Series B Stock will not be entitled to any further participation as such in any distribution of the Company’s assets.

Conversion:

At Option of Holder — Convertible at the option of the holder at a rate determined by dividing $5,000 by the then applicable conversion price.  The conversion price is subject to anti-dilution protection provisions.  The conversion price is initially $2.50 (currently at $1.94 per share), subject to anti-dilution adjustments.

Mandatory — Beginning the first date following the effective date of the registration statement which registers all of the common stock issuable upon the conversion of the Series B Stock, and provided that certain conditions described below are met, each share of Series B Stock will be automatically converted into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Stock, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.  Mandatory conversion may only occur if the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market exceeds $5.00 (as adjusted for stock splits, stock dividends, combinations and similar transactions) for 20 consecutive trading days and either the registration statement governing the underlying shares of common stock is effective or the shares of common stock issuable upon conversion of the Series B Stock can be sold pursuant to Rule 144(k) of the Securities Act of 1933.  The mandatory conversion date will be extended for so long as the following events have occurred and are continuing:

•                  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Stock) and the shares of common stock into which the shares of Series B Stock are convertible cannot be sold pursuant to Rule 144(k);

•                  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

•                  the Company provides notice to the holders of Series B Stock that it will not or cannot comply with a proper conversion notice; or

•                  the Company fails to comply with a proper conversion notice within 10 business days of receipt of that notice.

If, however, on the mandatory conversion date, a holder is prohibited from converting all of its shares of Series B Stock as a result of certain defined market restrictions, such shares of Series B Stock will not be converted, will remain outstanding and will not accrue any dividends.

If for any reason upon an optional or mandatory conversion the Company cannot issue shares of common stock which have been registered for resale pursuant to an effective registration statement, then the Company will be obligated to issue as many shares of common stock as it is able to issue.  If the Company does not have enough shares of common stock to cover the conversion of all outstanding shares of Series B Stock, then with respect to the unconverted shares of Series B Stock (other than unconverted Series B Stock resulting from certain ownership restrictions set forth in the terms of the Series B Stock), the holder will have the right to (i) void its conversion notice, (ii) require the Company to redeem the unconverted shares of Series B Stock at a price per share equal to $6,250 plus liquidated damages and any accrued but unpaid dividends or (iii) require the Company to issue shares of common stock that have not been registered pursuant to the Securities Act of 1933.  If the holder elects redemption, the Company may pay the redemption price either in cash or in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

Redemption:

The holders of Series B Stock are entitled to redeem their shares of Series B Stock immediately prior to the consolidation, merger or business combination of the Company with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities), the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock.  In such an event, the redemption price per share will equal $6,250 plus any accrued but unpaid dividends and liquidated damages. The Company may pay the redemption price in either cash or shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

In addition, the holders of Series B Stock are entitled to redeem their shares of Series B Stock if the following events occur:

•                  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Stock) and the shares of common stock into which the Series B Stock are convertible cannot be sold pursuant to Rule 144(k);

•                  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

•                  the Company provides notice to the holders of Series B Stock that it will not or cannot comply with a conversion notice that was properly executed and delivered; or

•                  the Company fails to comply with a proper conversion notice within 10 business days of receipt of that notice (other than as a result of certain ownership restrictions set forth in the terms of the Series B Stock).

With respect to the events set forth in the first three bullet points above, the redemption price per share will equal $6,000 plus liquidated damages and any accrued but unpaid dividends. With respect to the event described in the fourth bullet point above, the redemption price per share will be the greater of (i) $6,000 plus liquidated damages and any accrued but unpaid dividends and (ii) the product of the number of shares of common stock issuable upon the relevant shares of Series B Stock multiplied by the highest closing price for the common stock during the period beginning on the date of first occurrence of the event and ending one day prior to the date of payment of the redemption price.  If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that the Company will not or cannot comply with a conversion notice, the Company may choose to pay the redemption price in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

Commencing October 31, 2006 (and so long as a registration statement covering the resale of the shares of common stock underlying the Series B Stock and related warrants is effective and none of the events listed in the four bullet points above has occurred and is continuing), the Company may redeem all or any portion of the outstanding Series B Stock upon five days prior written notice at a price per share of $7,500, plus liquidated damages and any accrued but unpaid dividends.  However, if a holder has delivered a conversion notice to the Company within three trading days of receipt of the Company’s redemption notice for all or a portion of the shares of Series B Stock, such shares of Series B Stock which the Company has designated for redemption may be converted by the holder.  In addition, if during the period between the date of the Company’s redemption notice and the redemption date a holder becomes entitled to redeem the Series B Stock as a result of a consolidation, merger or business combination of the Company with another entity, the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the common stock, the right of the holder with respect to the conversion will take precedence over the Company’s redemption notice.  If a holder delivers a conversion notice but is prohibited from converting all of its shares of Series B Stock as a result of the restrictions described above, such shares of Series B Stock will not be converted, will remain outstanding and will not accrue any dividends.

Registration Rights:

The Company entered into a registration rights agreement (“RRA”) in conjunction with the issuance of the Series B Stock.  Under the RRA, the Company is required to register the shares of common stock underlying the Series B Stock and the related warrants within 90 days of closing, and to maintain the effectiveness of such registration continuously until all shares subject to registration have been sold or such shares can be sold without restriction under Rule 144, whichever occurs first.  Failure to file a registration statement within the timeframe required, failure to have such registration statement declared effective, failure to maintain the effectiveness of the registration statement, or suspension of trading or delisting of the Company’s securities by Nasdaq for more than three trading days, will result in the payment of liquidated damages by the Company in an amount equal to 3% for the first calendar month or portion thereof and 1.5% per calendar month thereafter or portion thereof of the Holder’s initial investment in the Series B Stock from the event date, as defined, less any amount of Series B Stock that has been converted or redeemed.  The Company may pay the liquidated damages in either cash or common stock at its option.

Relevant Accounting Guidance

The Series B Stock is considered a hybrid instrument since it embodies voting rights, liquidation preferences, stated dividend rates, conversion rights and redemption provisions.  Since the Series B Stock is contingently redeemable, and therefore not mandatorily redeemable nor redeemable at the option of the holder, FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, is not applicable.  The Series B Stock must therefore be evaluated under the derivative guidance of FAS 133, Accounting for Derivatives Instruments and Hedging Activities, FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FAS 155, Accounting for Certain Hybrid Financial Instruments, and related EITF and DIG issues.  If derivative accounting is determined not to apply, accounting for the Series B Stock will fall under traditional accounting guidance applicable to preferred stock.  Such accounting guidance, if applicable, will be addressed following evaluation of the Series B Stock under derivative accounting guidance.

FAS 133, paragraph 12 states, in part, “Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6—9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument… An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

Application of this guidance to the Series B Stock is provided below.

Analysis of the Series B Stock as a Host Contract

The significant features of the Series B Stock are as follows:

Equity-like features:

•                  Redemption only at the option of the Company or upon occurrence of certain defined contingent events;

•                  No fixed repayment date;

•                  Conversion at the option of the holders at a fixed conversion price which yields a fixed number of shares upon exercise.  A reasonable investor would exercise only if the trading price of the Company’s common stock is above the conversion price of $2.50 per share (as subsequently adjusted pursuant to triggering of anti-dilution protection).  This provides the holder an equity-like yield in the same manor as a stock option or warrant.

•                  Residual interest in Company unless the contingent redemption provisions are made operable.

Debt-like features

•                  Stated dividend rates payable quarterly in cash or stock.

The equity-like features noted above are considered to dominate the evaluation of the instrument; accordingly, the Series B Stock is considered an equity-host contract.

The Series B Stock is not considered a derivative in its entirety primarily because issuance of the Series B Stock occurred as part of a negotiated, arms-length transaction and is deemed to have occurred at fair value which fails  paragraph 6b (no or small initial investment) of FAS 133.

Analysis of Features Embedded in the Series B Stock

Since the Company has determined that the Series B Stock is an equity-host contract, any embedded features that are equity-like in nature are considered to have risks and characteristics that are clearly and closely related with such equity-host contract.  Conversely, any debt-like features are considered to have risks and characteristics that are not clearly and closely related to the equity-host contract.  The Company has further determined that the following features embedded in the Series B Stock and its related agreements (Securities Purchase Agreement and Registration Rights Agreement) require evaluation as embedded derivative features under paragraph 12 of FAS 133.

Certificate of Designations of Preferences, Rights and Limitations of Series B Convertible Preferred Stock

1.               Dividends Payable in Cash or in Common Stock

2.               Conversion at Option of Holder

3.               Mandatory Conversion

4.               Redemption at the Option of the Holder upon Occurrence of Certain Events

5.               Redemption at the Option of the Company

Registration Rights Agreement

6.               Shelf Registration liquidated damages provisions

Securities Purchase Agreement

None.

Analysis of these features is provided below.

1.              Dividends in Cash or in Common Stock

Dividends accrue at 6% per annum, cumulative, increasing to 8% per annum cumulative on October 1, 2005.  Dividend payments may be settled semi-annually in cash or stock at the option of the Company.  If the Company elects to pay the dividend in shares of common stock, the Company will issue a number of shares of common stock equal to the quotient of the dividend payment divided by the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

The amount of dividends payable is based on a fixed rate applied to the Stated Value of the Series B Stock.  This is considered a debt-like feature akin to interest on a debt instrument.  However, a fixed dividend rate does not generally meet the definition of a derivative since there is no underlying as that term is described in paragraph 7 of FAS 133.

Share settlement of interest is at the Company’s option.  The number of shares issuable is based upon a denominator which is the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.  This “greater of” feature meets the definition of a derivative pursuant to paragraph 6 of FAS 133 based on the following analysis:

FAS 133 requirement	Evaluation	Comments
6a(1) — One or more underlyings	Met	Underlying is per share price of common stock
6a(2) — One or more notional amounts	Met	Notional amount is the amount of dividend payment settled in stock at the Company’s option
6b — No or small initial investment	Met	No additional investment by investors req’d
6c — Net settlement	Met

The Company’s stock is publicly traded and listed on a recognized national exchange. This provides the counterparty with a ready means of liquidating the stock which places the counterparty in substantially the same position as net settlement.

This embedded derivative feature is considered to have risks and characteristics that are clearly and closely related to the economic risks and characteristics of the equity-host contract since the maximum number of shares deliverable based upon a fixed conversion rate and therefore settled in a fixed number of shares.  The market price factor described above comes into play only if it is greater than the fixed conversion price.  This would reduce the number of shares issuable under share settlement.  As a result, the counterparty would receive less value (# shares times market price) if the market price factor is in play.  This is considered an equity-like effect.  Therefore, this provision does not require bifurcation from the host.

2.              Conversion at Option of Holder

As noted in the summary of key terms above, conversion is solely at the option of the Holder and is based upon a fixed conversion rate of $2.50, subject to adjustment arising from anti-dilution protection.  Conversion, if exercised, results in issuance of a fixed number of shares of stock.  Issuance of a fixed number of shares is considered to provide an equity-like return since the value of this feature in the hands of an investor is directly affected by changes in the price of the Company’s common stock.  Therefore, this provision does not require bifurcation from the host.

3.              Mandatory Conversion

Beginning the first date following the effective date of the registration statement which registers all of the common stock issuable upon the conversion of the Series B Stock, and provided that certain conditions described below are met, each share of Series B Stock will be automatically converted into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Stock, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.  Mandatory conversion may only occur if the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market exceeds $5.00 (as adjusted for stock splits, stock dividends, combinations and similar transactions) for 20 consecutive trading days and either the registration statement governing the underlying shares of common stock is effective or the shares of common stock issuable upon conversion of the Series B Stock can be sold pursuant to Rule 144(k) of the Securities Act of 1933.  The mandatory conversion date will be extended for so long as the following events have occurred and are continuing as noted above.  If, however, on the mandatory conversion date, a holder is prohibited from converting all of its shares of Series B Stock as a result of certain defined market restrictions, such shares of Series B Stock will not be converted, will remain outstanding and will not accrue any dividends.

If for any reason upon an optional or mandatory conversion the Company cannot issue shares of common stock which have been registered for resale pursuant to an effective registration statement, then the Company will be obligated to issue as many shares of common stock as its is able to issue.  If the Company does not have enough shares of common stock to cover the conversion of all outstanding shares of Series B Stock, then with respect to the unconverted shares of Series B Stock (other than unconverted Series B Stock resulting from certain ownership restrictions set forth in the terms of the Series B Stock), the holder will have the right to (i) void its conversion notice, (ii) require the Company to redeem the unconverted shares of Series B Stock at a price per share equal to $6,250 plus liquidated damages and any accrued but unpaid dividends or (iii) require the Company to issue shares of common stock that have not been registered pursuant to the Securities Act of 1933.  If the holder elects redemption, the Company may pay the redemption price either in cash or in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

Each of the unconverted settlement alternatives available to a holder must be evaluated separately as follows:

(i)                                     Void conversion notice — this provision is not an embedded derivative and requires no further analysis;

(ii)                                  Redemption — the structure of this feature meets the definition of a derivative as noted under #1 above.  The fact that the shares are redeemable at a 25% premium upon occurrence of a contingent event has no effect on this analysis since the conclusions of DIG Issue No. B16 are applicable only to a debt-host contract.  Rather, this embedded derivative feature is considered to have risks and characteristics that are clearly and closely related to the economic risks and characteristics of the equity-host contract since the maximum number of shares deliverable is based upon a fixed conversion rate and therefore settled in a fixed number of shares.  The market price factor described above comes into play only if it is greater than the fixed conversion price.  This would reduce the number of shares issuable under share settlement.  As a result, the counterparty would receive less value (# shares times market price) if the market price factor is in play.  This is considered an equity-like effect.  Therefore, this provision does not require bifurcation from the host.

(iii)                               Settle in unregistered shares — this provision meets the definition of a derivative based upon the following analysis:

FAS 133 requirement	Evaluation	Comments
6a(1) — One or more underlying	Met	Underlying is per share price of common stock
6a(2) — One or more notional amounts	Met	Notional amount is the number of unconverted Series B shares elected to be converted to unregistered common stock shares
6b — No or small initial investment	Met	No additional investment by investors req’d
6c — Net settlement	Met

The Company’s stock is publicly traded and listed on a recognized national exchange. This provides the counterparty with a ready means of liquidating the stock which places the counterparty in substantially the same position as net settlement. (Note: FAS 133 looks at the public status of the company, not whether the specific shares are or will be registered.)

However, this embedded derivative feature is considered to have risks and characteristics that are clearly and closely related to the economic risks and characteristics of the equity-host contract since the maximum number of shares deliverable is based upon a fixed conversion rate and therefore settled in a fixed number of shares.

4.              Redemption at the Option of the Holder upon Occurrence of Certain Events

The holders of Series B Stock are entitled to redeem their shares of Series B Stock immediately prior to the consolidation, merger or business combination of the Company with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities), the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock.  In such an event, the redemption price per share will equal $6,250 plus any accrued but unpaid dividends and liquidated damages. The Company may pay the redemption price in either cash or shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

In addition, the holders of Series B Stock are entitled to redeem their shares of Series B Stock if the following events occur:

•                  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Stock) and the shares of common stock into which the Series B Stock are convertible cannot be sold pursuant to Rule 144(k);

•                  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq Global Market, the Nasdaq Capital Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

•                  the Company provides notice to the holders of Series B Stock that it will not or cannot comply with a conversion notice that was properly executed and delivered; or

•                  the Company fails to comply with a proper conversion notice within 10 business days of receipt of that notice (other than as a result of certain ownership restrictions set forth in the terms of the Series B Preferred Stock).

With respect to the events set forth in the first three bullet points above, the redemption price per share will equal $6,000 plus liquidated damages and any accrued but unpaid dividends. With respect to the event described in the fourth bullet point above, the redemption price per share will be the greater of (i) $6,000 plus liquidated damages and any accrued but unpaid dividends and (ii) the product of the number of shares of common stock issuable upon the relevant shares of Series B Stock multiplied by the highest closing price for the common stock during the period beginning on the date of first occurrence of the event and ending one day prior to the date of payment of the redemption price.  If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that the Company will not or cannot comply with a conversion notice, the Company may choose to pay the redemption price in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq Stock Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which was initially $2.50, but which has since been adjusted in accordance with the terms of the Series B Stock to $1.94.

Each of the unconverted settlement alternatives provides the Company with the means of controlling the form of settlement and the Company can elect share settlement in lieu of cash settlement.  The share settlement structure is similar to that discussed in #1 above and meets the definition of a derivative.  However, this embedded derivative feature is considered to have risks and characteristics that are clearly and closely related to the economic risks and characteristics of the equity-host contract since the maximum number of shares deliverable is based upon a fixed conversion rate and therefore settled in a fixed number of shares.  The market price factor described above comes into play only if it is greater than the fixed conversion price.  This would reduce the number of shares issuable under share settlement.  As a result, the counterparty would receive less value (# shares times market price) if the market price factor is in play.  This is considered an equity-like effect.  Therefore, this provision does not require bifurcation from the host.

5.              Redemption at the Option of the Company

Commencing October 31, 2006 (and so long as a registration statement covering the resale of the shares of common stock underlying the Series B Stock and related warrants is effective and none of the events listed in the four bullet points above has occurred and is continuing), the Company may redeem all or any portion of the outstanding Series B Stock upon five days prior written notice at a price per share of $7,500, plus liquidated damages and any accrued but unpaid dividends.  However, if a holder has delivered a conversion notice to the Company within three trading days of receipt of the Company’s redemption notice for all or a portion of the shares of Series B Stock, such shares of Series B Preferred Shares which the Company has designated for redemption may be converted by the holder.  In addition, if during the period between the date of the Company’s redemption notice and the redemption date a holder becomes entitled to redeem the Series B Stock as a result of a consolidation, merger or business combination of the Company with another entity, the sale or transfer of more than 50% of the Company’s assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the common stock, the right of the holder with respect to the conversion will take precedence over the Company’s redemption notice.  If a holder delivers a conversion notice but is prohibited from converting all of its shares of Series B Stock as a result of the restrictions described above, such shares of Series B Stock will not be converted, will remain outstanding and will not accrue any dividends.

This feature is in substance an embedded call option of the Series B Stock which is addressed in paragraph 61(e), “Calls and Puts on Equity Instruments”, of FAS 133.  Paragraph 61(e) states, in part, “…A purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument pursuant to paragraph 11(a). Thus, if the call option were embedded in the related equity instrument, it would not be separated from the host contract by the issuer.”  Therefore, this provision does not require bifurcation from the host.

6.              Shelf Registration liquidated damages provisions

The Company is required to pay liquidated damages to holders of the Series B Stock if the requirements covering registration and listing of the common stock shares underlying the Series B Stock are not met as detailed above.  These requirements constitute an “on-off” switch which is a form of underlying for purposes of FAS 133.  Additionally, the liquidated damages that are payable constitute a payment provision under FAS 133.  Therefore, the liquidated damages provision meets the definition of a derivative under FAS 133 and is considered an embedded derivative feature.  However, all of the requirements that could trigger payment of the liquidated damages are considered equity-like in nature since they relate to registration and listing of the Company’s common stock.  Such requirements are considered to have risks and characteristics that are clearly and closely related to the equity-host contract.  Therefore, this provision does not require bifurcation from the host.

Conclusion with Respect to the Series B Preferred Stock under FAS 133

Based upon the Company’s analysis documented above, we have concluded that none of the features embedded in the Series B Preferred Stock require bifurcation from the host contract and that the Series B Preferred Stock is not a derivative in its entirety. Accordingly we have accounted for the Series B Preferred Stock under different applicable literature as further discussed in our previous response #1 in our letter dated June 28, 2007.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ David E. O’Neil
David E. O’Neil
Vice President of Finance